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SEC MAIL RECEIVED MAR 0 3 2003 WASH. D.C. 208 SECTION

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SEC[illegible] 03013512 [illegible]OMMISSION [illegible]49

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42468

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Manning & Napier Investor Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 Chase Square
(No. and Street)

Rochester (City) New York (State) 14604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Beth Galusha (585) 325-6880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

1100 Bausch & Lomb Place (Address) (City) Rochester, New York (State) 14604 (Zip Code)

PROCESSED MAR 2 1 2003 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, Beth H. Galusha, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Manning & Napier Investor Services, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Treasurer

Title

Notary Public

JOELLE L. WEST
Notary Public, State of New York
No. 01WE6081047
Qualified in Monroe County
Commission Expires September 30, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) **Report of Independent Accountants on Internal Control Structure required by SEC.**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Manning & Napier Investor Services, Inc.

Financial Statements, Supplementary Schedules and Supplementary Report on Internal Control

December 31, 2002 and 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1100 Bausch & Lomb Place
Rochester NY 14604-2705
Telephone (585) 232 4000
Facsimile (585) 454 6594

Report of Independent Accountants

To the Shareholders of
Manning & Napier Investor Services, Inc.

In our opinion, the accompanying statements of financial condition and the related statements of income, statements of changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Manning & Napier Investor Services, Inc. at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Company, as disclosed in the notes to the financial statements, has extensive transactions with an affiliate. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 12, 2003

Manning & Napier Investor Services, Inc.
Statements of Financial Condition

	December 31, 2002	December 31, 2001
Assets		
Cash	$ 89,582	$ 108,072
12b1 fees receivable	2,937	-
Prepaid assets	2,376	783
Other assets	-	196
Equipment, net of accumulated depreciation of $4,167 and $3,658, respectively	255	764
Total assets	$ 95,150	$ 109,815
Liabilities and Shareholders' Equity		
Liabilities:		
Accounts payable	$ 22	$ 579
12b1 fees payable	2,937	
Accrued expenses	10,420	9,925
Total liabilities	13,379	10,504
Shareholders' equity:		
Common stock - $.01 par value; authorized 10,000,000 shares; issued and outstanding 7,410,000 shares	74,100	74,100
Additional paid-in capital	855,900	855,900
Accumulated deficit	(844,027)	(826,683)
Stock subscriptions receivable	(1,681)	-
Less - Treasury stock, at cost; 408,000 and 555,750 shares, respectively	(2,521)	(4,006)
Total shareholders' equity	81,771	99,311
Total liabilities and shareholders' equity	$ 95,150	$ 109,815

The accompanying notes are an integral part of these financial statements.

Manning & Napier Investor Services, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2002

Schedule I

1. Total ownership equity		$ 81,771
2. Deduct: Ownership equity not allowable for net capital		-
3. Total ownership equity qualified for net capital		81,771
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other (deductions) or allowable credits		-
5. Total capital and allowable subordinated liabilities		81,771
6. Deductions and/or charges:		
A. Total non-allowable assets from Statement of Financial Condition	$ 2,631	
1. Additional charges for customers' and non-customers' security accounts	-	
2. Additional charges to customers' and non-customers' commodity accounts	-	
B. Aged fail-to-deliver:		
1. Numbers of items	-	
C. Aged short security differences	-	
D. Secured demand note deficiency	-	
E. Commodity futures contracts and spot commodities	-	
F. Other deductions and/or charges	-	2,631
7. Other additions and/or allowable credits		-
8. Net capital before haircuts on securities positions		79,140

Manning & Napier Investor Services, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2002

Schedule I

Brought forward		$ 79,140
9. Haircuts on securities:	$ -	
A. Contractual securities commitments	-	
B. Subordinated securities borrowings	-	
C. Trading and investment securities:		
1. Bankers' acceptances, certificates of deposit and commercial paper	-	
2. U.S. and Canadian Government obligations	-	
3. State and Municipal Government obligations	-	
4. Corporate obligations	-	
5. Stocks and warrants	-	
6. Options	-	
7. Arbitrage	-	
8. Other securities	-	
D. Undue concentration	-	
E. Other	-	-
10. Net capital		$ 79,140
Computation of basic net capital requirement		
11. Minimum net capital required (6-2/3% of line 19)		$ 892
12. Minimum dollar net capital requirement of reporting broker and dealer		$ 25,000
13. Net capital requirement (greater of line 11 or 12)		$ 25,000
14. Excess net capital (line 10 less line 13)		$ 54,140
15. Excess net capital at 1000% (line 10 less 10% of line 19)		$ 77,802

Manning & Napier Investor Services, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2002 — Schedule I

16. Total A.I. liabilities from Statement of Financial Condition	$ 13,379
17. Add:	
A. Drafts for immediate credit	-
B. Market value of securities borrowed for which no equivalent value is paid or credited	-
C. Other unrecorded amounts (list)	-
18. Deduct: Adjustment based on deposits in special reserve bank accounts	-
19. Total aggregate indebtedness	$ 13,379
20. Percentage of aggregate indebtedness to net capital	16.9 %

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Difference between the computation of net capital and the corresponding computation prepared by Manning & Napier Investor Services, Inc. and included in the Company's unaudited Part IIA Focus Report filing as of the same date consisted of:

Excess net capital per Company's Focus Report (unaudited)	$ 50,748
Increase in non-allowance assets deducted	-
Income adjustment, net	3,392
Excess net capital per this computation	$ 54,140

Manning & Napier Investor Services, Inc.
Computation of Determination of Reserve Requests for Broker-Dealers Under Rule 15c3-3
December 31, 2002 **Schedule II**

Exemption Under SEC Rule 15c3-3 Has Been Claimed

No computation of the reserve requirement is made as the Company is exempt under the provisions of Rule 15c3-3 Section (k)(1), as the Company is a Limited Purpose Broker-Dealer whose activities are limited to investment company shares and direct participation program.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1100 Bausch & Lomb Place
Rochester NY 14604-2705
Telephone (585) 232 4000
Facsimile (585) 454 6594

Report of Independent Accountants on
Internal Control Required by SEC Rule 17a-5

February 12, 2003

To the Board of Directors
Manning & Napier Investor Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Manning & Napier Investor Services, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

PRICEWATERHOUSECOOPERS

To the Board of Directors
Manning & Napier Investor Services, Inc.
February 12, 2003

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP